

November 28, 2012

Via E-mail
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower - Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338

      Re: **Aetrium Incorporated**
                 Definitive Proxy Statement on Schedule 14A filed November 16, 2012
                 Form 8-K filed November 26, 2012
                 File No. 000-22166

Dear Mr. Pazderka:

      We have reviewed the above filings and have the following comment. All defined terms used in this letter have the same meaning as in the above proxy statement.

1.   We note that Aetrium filed a Form 8-K on November 26, approximately two hours and 18 minutes prior to the official start time of the November 26 special meeting, announcing that Aetrium adopted an amendment to Article II Section 8 of its bylaws, effective November 20, 2012, approximately six days prior to the start of the special meeting, to eliminate the ability of shareholders to adjourn the meeting until a quorum shall be present or represented. We also note disclosure in Aetrium's definitive proxy statement on page 9 under the heading "Record Date and Quorum" indicating that a disagreement existed between Aetrium and the Shareholder Group as to Aetrium's interpretation of this very same bylaw provision regarding how quorum was to be determined. Please provide us a written response advising us why Aetrium believes its failure to promptly disclose such bylaw amendment in additional definitive materials, so as to provide shareholders with sufficient time within which to consider the ramifications of such change, is consistent with the Company's obligations under Regulation 14A, including Exchange Act Rule 14a-9. In responding to this comment, please also advise us how Aetrium determined that quorum was not reached at the special meeting. Also advise us what time such determination was made and when such determination was communicated with the shareholders in attendance.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions